October 21, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Madeleine Joy Mateo
Christian Windsor

Re:	Marex Group plc
Registration Statement on Form F-1 (File no. 333-282754)

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement and offering, we, the representatives of the underwriters (the “Representatives”), wish to advise you that, pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, the underwriters have distributed approximately 1,500 copies of the Preliminary Prospectus dated October 21, 2024 through the date hereof, to underwriters, dealers, institutions and others.

We, the undersigned Representatives, have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the proposed offering.

In accordance with Rule 461 of the Securities Act, we hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time, on October 23, 2024 or as soon thereafter as practicable.

[signature page follows]

Very truly yours,

BARCLAYS CAPITAL INC. GOLDMAN SACHS & CO. LLC JEFFERIES LLC KEEFE, BRUYETTE & WOODS, INC. For themselves and as representatives of the syndicate of underwriters for the offering

By BARCLAYS CAPITAL INC.

By:	/s/ Warren Fixmer
Authorized Representative

By GOLDMAN SACHS & CO. LLC

By:	/s/ Erich Bluhm
Authorized Representative

By JEFFERIES LLC

By:	/s/ Alexander Yavorsky
Authorized Representative

By KEEFE, BRUYETTE & WOODS, INC.

By:	/s/ Rahul Buxani
Authorized Representative

[SIGNATURE PAGE TO ACCELERATION REQUEST OF THE UNDERWRITERS]